UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       March 2004

              File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated March 2, 2004

2.

News Release dated March 8, 2004

3.

News Release dated March 23, 2004

4.

Notice of Meeting and Record Date for Annual General Meeting on June 15, 2004

5.

News Release dated April 22, 2004

6.

News Release dated April 28, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated:  August 23, 2004                        Signed:  /s/ Joanne Freeze

                                                                               Joanne Freeze

                                                                                   Director

CANDENTE RESOURCE CORP. – NEWS RELEASE

BULK SAMPLING ON CAÑARIACO COPPER PROPERTY, NORTHERN PERU

March 2nd, 2004

Release No. 94                                                                                                                                              DNT: TSX-V

Candente Resource Corp. - DNT:TSX-V (Candente) is pleased to advise that bulk sampling of copper mineralization is currently underway on the Cañariaco property, in Northern Peru. Leachable copper (chalcocite) has been identified in outcrop at four locations over a lateral extent of approximately 600 metres. Trenching and bulk sampling is in progress by Candente’s Peruvian subsidiary, Exploraciones Milenio S.A.

The copper samples will be submitted for assay, and for metallurgical and petrographic studies. Such studies will assist in determining grade, leachability (a low-cost recovery process for copper) and other characteristics integral to the economics of the mineralization. Ten out of eleven holes previously drilled at Cañariaco have intersected significant copper mineralization over vertical widths of 200 to 300 metres. Leachable copper (chalcocite) grading 0.6% to 1.25% has been found in several of the drill holes. None of the exposures currently being sampled have been drilled to date. The Company has tendered bids for diamond drilling.

Candente is also very pleased to welcome Michael Casselman, M.Sc., P.Geo. to the Company as Manager Exploration. Michael brings over 35 years of international exploration experience to the Candente team, which includes extensive experience in copper. Starting in 1969, Michael was directly involved with feasibility to production of the Highland Valley Copper Mine in British Columbia, which is Canada’s largest copper mine and one of the largest copper mining/concentration operations in the world. He was also in charge of exploration both at the mine and in the surrounding district in the 1980’s. In the mid 1990’s Michael was involved with copper exploration in Chile with Cominco as Manager Exploration, Chile based in Santiago, Chile and later as Administration Manager, International Exploration based in Vancouver. In 1995, Mr. Casselman wrote a paper on the Highland Valley Copper Deposits, which was published as part of a CIM Bulletin titled Porphyry Copper Deposits of the Northern Cordillera. Michael retired from Cominco in 1999 after holding the position of Exploration Manager, Cominco Ltd.

The Cañariaco project advancement will be under the direction by Mr. Casselman who will be assisted by Ing. Fredy Huanqui and Mr. Frank Nelson. Ing. Huanqui is a co-founder of Candente, has had 30 years of experience in copper and gold exploration in Peru and now holds the position of Vice President Business Development Latin America. Mr. Nelson also has over 30 years of experience in copper exploration internationally including the discovery of the Ertsberg East Deposit (Grasberg District) in Irian Jaya, Indonesia and is on the Candente Advisory Board.

The Company also announces it has granted Incentive Stock Options to employees and consultants in the amount of 600,000 shares at a price of $0.80 for a period of five years.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente has a policy of ensuring that its’ exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward looking statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Candente and Orex Ventures Team Up to Advance Exploration on Two Gold Properties in Peru

March 8th,  2004

Release No. 95                                                                                                                                                          DNT: TSX-V

Candente Resource Corp. - DNT:TSX-V (Candente) is pleased to announce that it has entered into Option Agreements with Orex Ventures Inc. - REX:TSX-V (Orex) on the El Tigre and one other gold property in Peru. Orex has the right to earn a 51% interest in each property by incurring exploration expenditures of US$2.5 million over 3.5 years on each property. Candente will operate all exploration over the 3.5 years. In addition to the exploration expenditures the company has received US$30,000 in cash and will receive staged share issuances totaling 250,000 shares for each property by January 31 st , 2008. Orex is required to spend US$250,000 on exploration expenditures on each property by June 30, 2004 in programs, which are planned to delineate drill targets.

On the El Tigre Property, in excess of 1,000 surface soils and rock samples (collected by previous companies) show anomalous gold occurring over two km length and one km width. Rock chip sampling by Candente discovered gold values of 0.3 to 9.5 grams per ton (gpt) occurring in quartz veins, stockwork and silicified wallrocks over the same area. Visible gold has been identified in petrographic studies. Quartz veins on surface are at least 2.5 metres wide and stockwork zones are at least 8 metres wide. Gold mineralization (0.3 to 0.5 gpt) also occurs with pervasive alteration in the coarser grained wall rocks.

Sixteen holes drilled by previous companies all encountered anomalous gold values of 0.3 to 9.0 gpt. Gold grades of 1.0 to 9.0 gpt occur over intervals of 1.5 to 4.5 metres.

Mineralization is considered to be low sulphidation (El Penon type). El Penon produces gold at $44 per ounce for Meridian Gold in Chile, which makes this an excellent exploration target type. The El Tigre property is located in the coastal belt of Peru where exploration is possible year round.

The option to Orex for the second property in Peru is subject to a condition precedent to be fulfilled by a third party, which has not yet been fulfilled. Both companies will announce further details about this property once the condition has been met.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente has a policy of ensuring that its’ exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward looking statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

GOLDCORP – CANDENTE STRATEGIC NEWFOUNDLAND EXPLORATION PARTNERSHIP FINALIZED

March 23rd, 2004

Release No. 96                                                                                                                                                 DNT: TSX-V

Candente Resource Corp. – DNT:TSX-V (“Candente”) is pleased to announce that the Company has entered into a Strategic Partnership Agreement with Goldcorp Inc. – GG:NYSE; G:TSX (“Goldcorp”) to conduct exploration in Newfoundland. Goldcorp became a major shareholder (5%) in Candente in February of 2003 by purchasing 1.7 million shares in the Company for a total of $1,020,000 through a non-brokered private placement. This was the first step in the strategic partnership between Goldcorp and Candente, which allows Goldcorp access to Candente’s expertise in gold exploration and Newfoundland.

This partnership with a premier gold producer validates Candente’s belief that Newfoundland has excellent potential for hosting economic gold deposits. “We are excited about taking this next step and advancing several of our Newfoundland properties”, summarizes Joanne Freeze, President and CEO of Candente.

The agreement allows Goldcorp to earn up to a 70% interest in either or both of the Staghorn and Linear gold properties by assuming all of Candente's expenditure obligations and completing bankable feasibility studies by January 2010. The option may be extended beyond the six-year period providing expenditures have reached a minimum of $1,000,000 per year by 2009.

The agreement also grants Goldcorp a Right of First Offer on other properties currently held or acquired in the future by Candente in Newfoundland subject to termination on certain events and time periods.

Candente entered Newfoundland on the recommendation of Larry Kornze, (ex-Barrick), Director of Candente, who stated “Newfoundland could host another Carlin Belt (100 million ounces gold hosted by sedimentary rocks) and we don’t want to miss it, besides there is too much gold to ignore.” Candente’s exploration to date has identified not only sediment -hosted potential but also other world-class gold potential such as orogenic and epithermal styles.

On the Staghorn Property, mineralization styles, host rocks, structural setting and geochemical signatures found to date are all typical of intrusion hosted-orogenic deposits such as the 175 and 19 million oz gold deposits at Muruntau and Kumtor in Central Asia.

Crews have commenced line-cutting in preparation for an IP (Induced Polarization) survey which will be carried out over a three kilometre (km) length (30 km) grid covering three gold zones on the Staghorn property. Gold values range from 0.5 to 25.7 grams per tonne (gpt) in rock chip samples.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente has a policy of ensuring that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward looking statements.

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

April 15, 2004

British Columbia Securities Commission PO Box 10142 Pacific Centre

701 West Georgia Street 9th Floor Vancouver, BC

V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: CANDENTE RESOURCE CORP.
ISIN:	CA13739Y1060
Meeting Date:	June 15, 2004
Record Date for Notice:	May 11, 2004
Record Date for Voting:	May 11, 2004
Beneficial Ownership Determination Date:	May 11, 2004
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non-Declining Holders Only

If you require further information, please contact: "Heather Plume"

Heather Plume

PACIFIC CORPORATE TRUST COMPANY

CANDENTE RESOURCE CORP. – NEWS RELEASE

CANDENTE DISCOVERS NEW GOLD-SILVER ZONE AT ALTO DORADO, NORTHERN PERU

April 22nd, 2004

Release No. 97                                                                                                                                                  DNT:TSX-V

Candente Resource Corp. - DNT:TSX-V (“Candente”) is pleased to report that a new gold-silver target has been identified by mapping and rock chip sampling within the Alto Dorado Property. The new target has a high level epithermal signature with gold grades of up to 15 grams per tonne (gpt) and silver of up to 117 gpt in an extensive siliceous quartz stockwork zone covering a minimum area of 500 by 300 metres (m).

Diamond drilling will commence on the property in May of 2004. The drilling will be carried out by Kluane Drilling of Vancouver, B.C. which uses a very portable rig requiring no road building and minimal site disturbance. Approximately 3,000 m of core drilling are currently planned for the Alto Dorado property.

Eleven drill targets have been delineated to date, by geological mapping, rock chip sampling, trenching and geophysical surveys comprising 204 line kilometres (km) of magnetics and 40 line km of Time Domain Electromagnetic Soundings (TDEM) surveys. An additional 60 line km of TDEM and 30 line km of Induced Polarization (IP) surveys are planned to delineate additional drill targets. Similar geophysical surveys have previously been used in Peru to assist in the discovery of ore bodies with mineralization similar to that being found on the Alto Dorado Property.

Six other high level gold and gold-silver targets have also been identified over a 15 km arc of alteration on the property. Porphyry gold-copper mineralization underprints the high level (sulphidation) gold and gold-silver zones. Some of the high sulphidation gold and gold-silver targets have similarities to the Yanacocha and Pierina gold mines and Barrick’s recent gold discovery, Alto Chicama, 36 km to the north-northwest. Average gold grades in these deposits are from 1 to 3 gpt and cut-off grades are 0.35 gpt. One of the largest gold zones on the Alto Dorado property, Toril, covers a minimum area of 3 km by 1.8 km and has drill targets comprising five highly resistive zones identified by TDEM underlying gold-bearing vuggy silica breccias. In the breccias, gold grades ranging from 0.5 to 3.6 gpt have been obtained from 27 samples of outcrops, trenches and pits. A second gold-silver zone, Ana, also has a highly resistive drill target identified by TDEM.

For more technical details please refer to: http://www.candente.com/s/Projects_Peru.asp

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente has a policy of ensuring that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne C. Freeze, P.Geo., President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The company relies upon litigation protection for forward-looking statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

LEACHABLE COPPER ZONE DOUBLED ON CAÑARIACO COPPER PROPERTY, NORTHERN PERU

Release No. 98                                                                                                                                                 DNT: TSX-V

Vancouver, British Columbia, April 28th, 2004: Candente Resource Corp. - DNT:TSX-V (“Candente”) is pleased to announce that the Cañariaco Norte leachable copper (chalcocite) zone has been identified over an areal extent more than double than previously known. Leachable copper has now been found in outcrops (nine locations to date) and in drill holes over a minimum areal extent of 600 by 800 metres. Most of the outcrops were previously unknown and re logging of previously drilled holes identified new wide sections of chalcocite. The system remains open to further expansion. Chalcocite has also been found in altered volcanic cap rocks covering the mineralized intrusive bodies on the west side of the main zone.

The leachable copper (chalcocite) has been identified in seven drill holes and grades 0.6% copper or more over widths of up to 300 metres. Higher grades of 0.8% to 1.25% have been traced over widths of 22 to 52 metres. Studies to determine distribution and controls to the higher-grade mineralization are also underway. Diamond (core) drilling is planned to commence in June 2004. The drilling will be carried out by Kluane Drilling of Vancouver, B.C., which uses a very portable rig requiring no roads and minimal site disturbance. Approximately 3,000 metres of core drilling are currently planned for the Cañariaco property this year.

Mapping, prospecting, bulk sampling and geophysical surveys are in progress on the property by Candente’s 100% owned Peruvian subsidiary, Exploraciones Milenio S.A. Five bulk samples collected from outcrop have been submitted to Kappes, Cassiday & Associates of Reno Nevada for assay, and for leaching, metallurgical and petrographic studies. Such studies will assist in determining grade, leachability (a low-cost recovery process for copper) and other characteristics integral to the economics of the mineralization. The leach testing will include a sequential leach, little column leach, solvent extraction (SX) and assay for total copper, which will occur over several weeks.

For more technical details please refer to: http://www.candente.com/s/Projects_Peru.asp

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente has a policy of ensuring that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward looking statements.